October 17, 2016

Mr. Karl Hiller
Branch Chief
Office of Natural Resources
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EP Energy Corporation
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 22, 2016
Form 8-K
Filed August 3, 2016
Response Dated July 26, 2016
File No. 001-36253
Dear Mr. Hiller

We received your letter dated September 22, 2016, commenting on the above referenced documents. Below are the comments contained in your letter followed by our responses:

Form 8-K filed August 3, 2016
Exhibit 99.1 – Earnings Release

1.
Given that your measures of “total cash operating costs” and “total adjusted cash operating costs” exclude recurring cash operating costs, please revise to use captions that are more descriptive of the measures presented and that do not indicate you are presenting any complete totals of cash operating costs.

Response

Although we believe that our historical use of the measures total cash operating costs and total adjusted cash operating costs has been helpful to, and understood by our investors for all of the reasons we have stated previously, we will nevertheless modify our calculation of and rename these measures in future press releases. In our future press releases, including the historical periods contained therein, we will use a non-GAAP measure of “Adjusted Cash Operating Costs.” We will define that measure as total operating expenses (GAAP), less depreciation, depletion and amortization, gains or losses on the sale of assets, impairments, exploration expense, the non-cash portion of deferred compensation expense and other adjustments we believe will allow for comparability of our operating measures with our peers, such as management fees, severance and transition costs or similar unusual items. These other adjustments would be consistent with the types of items we have historically included as adjustments to arrive at total cash operating costs and total adjusted cash operating costs as we previously used those metrics. However, unlike our previous non-GAAP measures of total cash operating costs and total adjusted cash operating costs, our non-GAAP measure of Adjusted Cash Operating Costs will include transportation expense and oil and gas purchases as cash operating costs in all periods. We believe this modified measure represents the totality of cash related costs that are required to directly or indirectly operate our existing oil and natural gas assets and produce and sell our related production, and the other adjustments represent items that allow our investors to evaluate our costs relative to others in our industry.

In addition to a reconciliation from our GAAP operating expenses to adjusted cash operating expenses, we will also explain why we believe this term will be useful to investors and ensure we comply with the requirements of the recently updated non-GAAP C&DI’s.

2.	We have read your response to prior comment one and the disclosure accompanying your presentation of “total cash operating costs” and “total adjusted cash operating costs”.

Expand the disclosure to include a more detailed explanation, similar to the information provided in your response, of the reasons why you believe these measures provide useful information to investors. As part of your expanded disclosure, address the following:

•
Given that the measures exclude various cash operating costs it is not clear why you believe that such incomplete measures of operating costs nevertheless provide “a more complete picture” of operating costs related to your oil and natural gas assets;

•
Given that the measures exclude exploration costs and depreciation, depletion and amortization associated with capitalized acquisition and development costs, it is not clear how they allow investors to focus on the maintenance of your proved reserve base, as stated in your response; and,

•	Why you believe investors should not consider the excluded costs when making comparisons to your results over time or your peers.

Response

As discussed in our response to comment 1, we will adjust our non-GAAP measures and present Adjusted Cash Operating Costs in future press releases, and believe the adjustments we will make to this modified non-GAAP measure will address the first bulleted item above. As to the second item, our metric is focused on the cash costs required to directly or indirectly operate our existing oil and natural gas assets and produce and sell our related production. While it is accurate that such costs also can be used as an evaluative measure of the cash costs to maintain our existing proved reserve base, our primary purpose for using this metric is to focus on ongoing cash costs to operate our assets and provide investors the ability to compare our cash operating costs to others. As a result, our reference and basis for use of this metric will be described as showing cash costs to operate our existing assets without reference to our proved reserve base. As to excluded costs, our intention is to provide investors with transparency regarding such costs to allow them to evaluate our costs relative to others. Because of the diversity of ownership structure, nature of compensation arrangements and the occurrence of certain events which may be different across companies, these adjustments will allow investors to make comparisons of our cash operating costs to our peers. We will include our basis for the exclusion of these items in our discussion of why we use this metric in future press releases.

3.
Your non-GAAP measure of free cash flow precedes the most directly comparable GAAP measure of cash flow from operations in your bullet point presentation of second quarter 2016 results. We also note there is a similar occurrence in the fourth paragraph under Liquidity and Liability Management. Please ensure that your Non-GAAP measures do not precede the most directly comparable GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

Beginning with our press release for the quarter ended September 30, 2016, we will ensure that GAAP measures precede our non-GAAP measures.

4.
We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance related to free cash flow and cash operating cost on a per BOE basis, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

Beginning with our press release for the quarter ended September 30, 2016, we will either provide a quantitative reconciliation of our forward looking non-GAAP measures or, consistent with Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations, disclose the fact that a qualitative reconciliation has been excluded in reliance on the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) and identify the information that is unavailable and its probable significance in a location of equal or greater prominence, as applicable.
In providing this response letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter, please contact me at (713) 997-4576.

Sincerely,

/s/ Dane E. Whitehead
Dane E. Whitehead
Executive Vice President and Chief Financial Officer